DLA Piper LLP (US) 401 Congress Avenue, Suite 2500 Austin, Texas 78701-3799 www.dlapiper.com John J. Gilluly III, P.C. john.gilluly@dlapiper.com T 512.457.7090 F 512.721.2290

July 10, 2018
Via Edgar
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:	Barbara Jacobs, Assistant Director
Matthew Derby, Staff Attorney
Stephen Krikorian, Accounting Branch Chief
Amanda Kim, Staff Accountant

Re:	SolarWinds Corporation
Confidential Draft Registration Statement on Form S-1
Submitted June 1, 2018
CIK No. 0001739942
Ladies and Gentlemen:
Thank you for your review of the draft Registration Statement on Form S-1 of SolarWinds Corporation (the “Company”). This letter provides the Company’s responses to your comment letter, dated June 28, 2018. To facilitate your review, this letter restates the numbered comments of the Staff above each response.
The Company has also submitted confidentially its second draft Registration Statement (“Confidential Draft No. 2”) and is supplementally providing the Staff with certain materials under separate cover in response to the Staff’s comment numbers 3 and 9 (the “Supplemental Materials”). A marked copy of Confidential Draft No. 2 is also enclosed. Page references in this letter are to page numbers in Confidential Draft No. 2.
Prospectus Summary, page 3
1.Your disclosure on page 6 indicates that SolarWinds plans to convert the amount of cumulative but unpaid accrued dividends on the Class A common stock into shares of common stock or pay in cash at the company's election. In addition, your Footnote 11 on page F-40 discloses the dividend payment effect on Pro Forma Net Loss Per Share. Please clarify whether you intend to pay cash and if so describe such plans throughout the registration statement, including but not

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July 10, 2018

limited to, in the use of proceeds and dividend policy sections. Discuss the timing of the election relative to this offering.
Response: The Company respectfully advises the Staff that it has not yet determined whether it will convert the unpaid accrued dividends into shares of common stock or pay the dividends in cash. A final decision will be made by the Company prior to the public filing of the Registration Statement. At such time, the Company will revise the Registration Statement to describe such plans throughout, including, but not limited to, in the use of proceeds and dividend policy sections. The Company has revised its disclosure on page F-40 to remove the line item relating to the dividend payment effect on Pro Forma Net Loss Per Share.
2.You believe that the report by International Data Corporation underestimates the size of your market opportunity beyond the enterprise and mid-market. Please explain the differences in methodologies between the IDC estimate and the estimate in the survey you commissioned from Compass Intelligence Research and more clearly indicate why you believe the IDC report you cite underestimates your market opportunity.
Response: The Company respectfully advises the Staff that, based on the methodology disclosed by IDC, the Company believes that IDC does not fully capture all categories of buyers of the Company’s products in the IT operations, security and backup and storage management markets measured in IDC’s reports. IDC’s report utilizes a methodology that takes current spending level data gathered from survey responses and makes forward-looking projections based on IDC’s growth estimates. While IDC’s report is intended to cover the entire market, the Company believes that their reports primarily use responses from software providers that focus on enterprise sales. Unlike the Company, these providers do not primarily sell their products to small businesses or operational units within larger entities that purchase products as though they are separate entities, similar to a standalone small or medium-sized business. As a result, the Company believes that the data IDC uses to generate their reports does not fully capture spending by these small businesses and operational units, and that IDC’s growth estimates underrepresent the opportunity for these markets.
To better understand its market, the Company engaged Compass Intelligence Research to estimate the universe of potential buyers for the Company’s products based on the Company’s go-to-market approach, which includes a greater focus on selling to these small businesses and operational units. The Compass Intelligence Research report’s survey methodology was designed to capture potential buyers across all sizes of organizations and operational units that may not be captured by the methodology utilized by IDC in its report. The Company then estimated its revenue opportunity based on Compass Intelligence Research’s estimates regarding the number of worldwide organizations, its assumptions on the number of its products that would address the needs of these organizations according to the size of such organizations and its internal data regarding historical average sales price for each product based on similarly sized existing customers. The Company believes that presentation of the IDC analysis, together with its analysis based on the Compass

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Intelligence Research report, allows potential investors to better understand the nature and size of the Company’s worldwide market opportunity.
Market Opportunity, page 3
3.We note your prospectus contains references to a study commissioned by you and conducted by Compass Intelligence Research. Please revise to provide the date of the Compass Intelligence report and provide us with a copy for our review with the specific language that supports each statement in the prospectus clearly marked. Also, please file the consent of Compass Intelligence as an exhibit to the registration statement. Refer to Rule 436 of Regulation C and Section 7 of the Securities Act.
Response: The Company respectfully advises the Staff that the Compass Intelligence Report is dated April 2018, and has updated its disclosure on pages 4 and 103 to include such date. In addition, the Company will be supplementally providing the Staff with a copy of the report under separate cover, with the specific language that supports each applicable statement in the Registration Statement marked for the Staff’s review.
With respect to the consent of Compass Intelligence Research, the Company respectfully submits that Compass Intelligence Research is not an “expert” under Rule 436. Rule 436 requires that a consent be filed if any portion of a report or opinion of an expert is quoted or summarized as such in a registration statement. Section 7 of the Securities Act provides that an expert is “any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him.” The Company respectfully submits that Compass Intelligence Research, the third-party provider of this study, is not among the class of persons subject to Section 7 and Rule 436 as “experts” unless the Company expressly identifies such provider as an expert or the statements are purported to be made on the authority of such provider as an “expert.”
In addition, the Company respectfully notes that the consent requirements of Section 7 and Rule 436 are generally directed at circumstances in which an issuer has engaged a third-party expert or counsel to prepare a valuation, opinion or other report specifically for use in connection with a registration statement. The Compass Intelligence Research report was not prepared in connection with the Registration Statement. The Company has periodically commissioned this report to obtain information about its addressable market that the Company uses for business development, marketing and other purposes on an ongoing basis. As a result, the Company respectfully submits that a consent of Compass Intelligence Research is not required to be filed as an exhibit to the Registration Statement.
Non-GAAP Financial Measures, page 16
4.You provide a tabular disclosure of non-GAAP financial measures without equally prominent disclosure of the comparable GAAP measures. In this regard, revise to include the comparable

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GAAP measures in this table. Please revise. We refer you to Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on October 17, 2016.
Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 16 and 58 to include a table of the comparable GAAP measures immediately preceding the table of Non-GAAP financial measures.
Market and Industry Data, page 47
5.Please remove disclaiming language under this heading. In this regard, we note that investors are entitled to rely upon the information presented in the prospectus and you may not disclaim your responsibility the information presented.
Response: In response to the Staff’s comment, the Company has revised its disclosure on page 48.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 62
6.You indicate a risk factor on page 19 that your business depends on customers renewing their maintenance or subscription agreements and any decline in renewal or net retention rates could harm your future operating results. In addition, you have disclosed that your net retention rate for your subscription products averaged approximately 105% over the 12-month period ending March 31, 2018. Given the risk factor that is disclosed on page 19, please tell us what consideration was given in including a discussion of key metrics such as renewal rates for maintenance and subscription agreements during the periods presented or retention rates (i.e., the number of annual maintenance contracts customers have renewed and declined to renew, the percentage of subscribers on the last day of the prior year or quarter who remain customers on the last day of the current year or quarter). In addition, please tell us your consideration for disclosing the total number of customers at the end of each period presented with a breakdown for each period of new and existing customers. Further, please discuss any known trends relating to renewals (subscription or maintenance) or new customers, to the extent material. We refer you to Section III.B of SEC Release No. 33-8350.
Response: The Company acknowledges the Staff’s comment and respectfully notes that Section III.B of SEC Release No. 33-8350 focuses on disclosures related to material information that promotes an understanding of financial condition and operating performance.  The Company’s maintenance renewal rates for its perpetual license products and net retention rates for its subscription products fluctuate from quarter-to-quarter but have remained relatively constant over time.  The Company believes that these quarterly fluctuations are not indicative of long-term trends in the Company’s operating performance and that disclosure of these metrics on a quarter-by-quarter basis could potentially be misleading to investors.  Accordingly, the Company respectfully advises the Staff that the Company believes that disclosing maintenance renewal rates for its perpetual

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license products and average net retention rates for its subscription products over a twelve-month period, rather than presenting such metrics on a quarter-by-quarter basis, provides investors with the material information necessary to understand the Company’s operating performance and trends without being potentially misleading.  In response to the Staff’s comment, the Company has revised its disclosure on pages 76 and 77 to state its maintenance renewal rate and average net retention rate for its fiscal years ended December 31, 2016 and 2017, respectively.  As noted above, the Company respectfully advises the Staff that it believes providing such metrics for each quarterly period presented in the Registration Statement could be misleading to investors because the quarterly fluctuations in the metrics are not indicative of long-term trends in the Company’s operating performance.
The Company also respectfully notes that it does not provide a renewal or retention rate based on customer renewals or number of customers because the Company does not believe that such a metric would promote an understanding of its financial condition and operating performance. As a result of the Company’s go-to-market strategy, the Company’s customers range from those that purchase a single product to those that make more significant purchases. The Company believes that a renewal by a customer that purchases a large amount of the Company’s products is much more significant to the Company’s operating performance than a renewal from a customer purchasing only a single product. Accordingly, the Company believes that providing a renewal or retention rate based on customer renewals or number of customers would be potentially misleading to investors, as it may understate or overstate the impact of such renewals or retention on the Company’s operating performance. Instead, the Company believes that providing average renewal rates and net retention rates based on dollar renewal and retention, as the Company has done in the Registration Statement, provides investors with a more meaningful measure of the Company’s operating performance and trends.
The Company respectfully advises the Staff that the Company considers any individual or entity that purchases the Company’s products under a unique customer identification number to be a separate customer, regardless of the purchased amount. Because of the size of the Company’s customer base and the fact that any single organization may have multiple purchasers of its products (each of which may be assigned a unique customer identification number and deemed a separate customer), the Company does not use the total number of customers to manage its business.
The Company believes that disclosing the number of customers for each period presented, with a breakdown of new and existing customers, could be misleading to investors because changes in the size of the Company’s customer base do not reflect the broader trends in the Company’s business or results of operations. The Company does not track the number of new versus existing customers internally or utilize this as a measure in managing its business. Further, the Company would be unable to determine the revenue from new and existing customers with any precision or accuracy without significant cost and effort.

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The Company further advises the Staff that, other than those trends disclosed in the Registration Statement, it is not aware of any other material trends relating to its subscription or maintenance renewals or new customers.
Results of Operations, page 68
7.We note that your subscription revenue increased $14.4 million, or 29.7%, for the three months ended March 31, 2018 compared to the three months ended March 31, 2017, primarily due to sales of additional cloud management and MSP products. Please tell us if these components of revenue are significant and what consideration was given to separately quantifying and discussing these components in order to better understand your revenue trends. We refer you to Rule 303(a)(3) of Regulation S-K and SEC Release No. 33-8350.
Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, consistent with its approach to other components of its revenue, the Company does not believe that separately quantifying and discussing subscription revenue by product category would provide an investor with additional material information about the Company’s revenue or its revenue trends. The Company’s subscription revenue primarily consists of fees received for subscriptions to the Company’s cloud management and MSP family of products.
The Company has categorized its subscription products into cloud management and MSP products for marketing purposes. This family of products consists though of numerous products that may be sold on an individual basis or in combination with other products across the categories. Subscriptions for these products have similar characteristics regardless of category, including that they are generally invoiced monthly in arrears based on usage or monthly in advance over the subscription term, such that the revenue recognized by the Company from individual sales of each of these products is similar in nature. The Company believes that the number of customers that purchase both cloud management and MSP products will grow. Moreover, the Company believes that the mix of revenue from subscriptions to the Company’s cloud management and MSP products in a given period does not materially change the Company’s revenue or revenue trends. Accordingly, the Company respectfully submits that separately discussing these components of its subscription revenue is not necessary to an investor’s understanding of its operating results.
Business, page 97
8.You disclose that you have increased your number of customers by 6,000 in each of the last eight quarters and you have over 275,000 customers. Please provide the smallest or a range of amounts a customer could purchase in order to provide some context to this metric. Indicate how many of these customers are individuals and describe the revenue growth opportunity for one of these customers. To the extent that the increase constitute a material trend, please expand your

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discussion to address any material opportunities, challenges, and risks associated with such known trend. Refer to Item 303(a) of Regulation S-K and Section III of SEC Release No. 33-8350.
Response: As described above, the Company respectfully advises the Staff that the Company considers any individual or entity that purchases the Company’s products under a unique customer identification number to be a separate customer, regardless of the purchased amount. Accordingly, the Company has revised its disclosure regarding how it defines customers on pages 1, 66, 100 and 105 to further clarify that the Company measures customers based on unique customer identification numbers, regardless of the amount purchased using such identification number.  The Company also has revised its disclosure to further clarify that a purchaser of a single subscription product will constitute a customer if such purchase is made under a unique customer identification number.
The Company further advises the Staff that although a unique customer identification number may be generated by an individual, the Company believes that substantially all of its customers purchase products on behalf of an organization, regardless of whether the purchase is made by an individual employee or on an entity-wide or operational unit basis.  Unlike companies that focus on enterprise sales across organizations, the Company may have multiple purchasers of its products within a single organization, some of which may be individual employees.  The Company does not believe that many, if any, individuals purchase its products for their own personal use.  As such, the Company does not believe that there is any meaningful revenue growth opportunity associated with sales to individuals for personal use.
The Company further advises the Staff that the Company discloses its number of customers and growth history because it believes that those metrics are illustrative of the Company’s go-to-market strategy of selling to a large number of customers. While the Company believes that the overall size of its customer base demonstrates its market approach, it does not believe that there are any material trends with respect to its number of customers that would be meaningful to an investor’s understanding of the Company’s business. Changes in the number of the Company’s customers from period to period is not a material trend with respect to the Company’s business or results of operations given the Company’s go-to-market strategy and variability of customer purchases in any given quarter. The Company further respectfully directs the Staff to the Company’s existing disclosures on pages 104–105 disclosing its market strategies with respect to acquiring additional customers and page 20 with respect to risks associated with the Company’s ability to sell products to new customers.

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9.Please provide support for the following assertions in your prospectus: SolarWinds is a leading provider of information technology, or IT, infrastructure management software; and you have established a leading position in the market for remote management and monitoring software for MSPs.
Response: In determining that the Company is “a leading provider of information technology, or IT, infrastructure management software,” the Company has evaluated its strengths and weaknesses relative to its competitors as described in the disclosure under the “Business—Competition” section of the Registration Statement. The Company believes that it enjoys a strong reputation among technology professionals as a leader in its market for, among other things, producing powerful and easy to use products. The Company primarily bases this belief on (i) direct customer feedback, (ii) third-party publications, (iii) its large customer base of over 275,000 customers in 190 countries, and (iv) the fact that many of the world’s largest companies, including 499 of the Fortune 500, have purchased the Company’s products.
The Company bases its belief that it is a leading provider in part on third-party reports, including those of market data leaders IDC and Gartner, Inc. These reports will be supplementally provided under separate cover in connection with this letter and include the following:

•
“IDC Semiannual Software Tracker – Final Historical, 2017H2 Release” published by IDC (May 29, 2018) – This report states that the Company maintained its No. 1 position in the global market for network management software based on revenue.

•
“Magic Quadrant for Network Performance Monitoring and Diagnostics” published by Gartner, Inc. (February 21, 2018) – The Company placed highest on the ability to execute, a criterion based on products, overall viability, sales execution/pricing, market responsiveness/record, marketing execution, customer experience and operations.

•
“Market Share: IT Operations, Worldwide, 2017” published by Gartner, Inc. (June 2018) – This report shows that the Company had the ninth-highest revenue among IT operations management vendors for calendar years 2016 and 2017 combined.

•
“Best Application Performance Monitoring (APM) Software” published by G2 Crowd (spring 2018) – This report identifies two Company products, SolarWinds Database Performance Analyzer and SolarWinds Server & Application Monitor, as “leaders,” which means that they are rated highly by users and have a substantial market presence.

•
“Worldwide Application Performance Management Software Market Shares, 2016: Year of SaaS and DevOps Momentum” published by IDC (July 2017) – The Company ranked 12th in application performance management software market share.

With respect to the statement that the Company has “established a leading position in the market for remote management and monitoring software for MSPs,” the Company respectfully advises the Staff that it believes that its leadership position is demonstrated by the multiple awards the Company has received since 2016 relating to its MSP products and market leadership. The Company has won

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the following recent awards and honors (among others) for its MSP products as determined by industry experts and end-user surveys:

•	2018 European IT & Software Excellence Awards (IT Europa Awards) Supplier Award – SolarWinds MSP is awarded Service Provider of the Year.

•	2018 CIO Bulletin 10 Best Cyber Security Companies – SolarWinds MSP is recognized as one of the 10 best cyber security companies.

•	2018 CRN Magazine Partner Program Guide – SolarWinds MSP is awarded a five-star cloud vendor rating.

•	2016, 2017 and 2018 ChannelPro–SMB Readers’ Choice Awards – SolarWinds MSP is awarded Gold for Best Remote Monitoring and Management Solution for the third year in a row.

•	2017 Redmond Channel Partner Editor’s Choice Awards – SolarWinds MSP is awarded Best RMM Product.

•	2016 Redmond Channel Partner Editor’s Choice Awards – LogicNow MAX RemoteManagement is awarded Best RMM Product.
The Company is supplementally providing the Staff the relevant excerpts of the third-party publications announcing such awards.
Concentrations of Risks, page F-24
10.Your risk factor disclosure on page 26 indicates that you have a meaningful portion of your sales to a number of different departments of the U.S. federal government. Please tell us what consideration was given to disclosing the amount of revenue generated from the U.S. federal government. We refer you to FASB ASC 280-10-50-42.
Response: The Company respectfully advises the Staff that the aggregate revenue from the U.S. federal government represented less than 10% of the Company’s total revenue for each of the fiscal years ended December 31, 2017 and 2016, respectively, such that disclosure under FASB ASC 280-10-50-42 is not required. However, due to the procurement timing of several U.S. federal government agencies, the Company makes investors aware that in certain calendar quarters, the Company’s on-premise license sales and maintenance renewals may be impacted by changes in the level of government expenditures and, in particular, expenditure on information technology. The Company believes that this disclosure provides investors with sufficient information regarding the impact on the Company’s revenue from its sales to the U.S. federal government.
Fair Value Measurements, page F-29
11.We note that you disclose that you did not have any financial liabilities as of December 31, 2016, December 31, 2017 and at March 31, 2018. However, you have a significant balance in long-term debt on the face of the balance sheets. Please revise to provide the information required by

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ASC 825-10-50-10 and ASC 820-10-50-2E for your financial instruments for which is practicable to estimate fair value.
Response: In response to the Staff’s comment, the Company has revised its disclosure on page F-30 to state that the carrying value of its long-term debt approximates its estimated fair value as the interest rate on its long-term debt adjusts with changes in market rates.
General
12.Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Response: The Company respectfully advises the Staff that it will provide copies of the written communications, as defined in Rule 405 under the Securities Act, that the Company uses in meetings with potential investors in reliance on Section 5(d) of the Securities Act on a supplemental basis. Such materials will only be made available for viewing by such investors during the Company’s presentation. Pursuant to Rule 418 under the Securities Act, such copies shall not be deemed to be filed with, or a part of or included in, the Registration Statement. Additionally, pursuant to Rule 418(b) under the Securities Act, the Company will request that the Staff return copies of such materials to the Company.
13.Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.
Response: The Company acknowledges the Staff’s comment and advises the Staff that, prior to first use and as soon as the materials become available, the Company will provide the Staff with supplemental copies of any graphical materials or artwork that the Company intends to use in the prospectus.
* * * *

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We and the Company appreciate the Staff’s attention to the review of the Registration Statement. Please do not hesitate to contact me at (512) 457-7090 if you have any questions regarding this letter or Confidential Draft No. 2.

Very truly yours,

DLA Piper LLP (US)

/s/ John J. Gilluly III, P.C.

John J. Gilluly III, P.C. Partner
Enclosures

cc:	Kevin B. Thompson (SolarWinds Corporation)
Jason W. Bliss (SolarWinds Corporation)
Amanda Borichevsky (SolarWinds Corporation)
Alan F. Denenberg (Davis Polk & Wardwell LLP)